UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Greenpro Capital Corp

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

39540F101

(CUSIP Number)

Greenpro Talents Ltd

Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong

852-31117718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39540F101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenpro Talents Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

5,000,000
	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER

5,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.63%
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 39540F101	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value (the “Common Stock”), of Greenpro Capital Corp., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong.

Item 2. Identity and Background.

(a) This statement is being filed by Greenpro Talents Ltd, a Seychelles Corporation (the “Reporting Person”).

(b) The Reporting Person’s business address is Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong.

(c) Greenpro Talents Ltd is a newly formed corporation that is engaged in the business of investment holding company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is formed in Seychelles.

Item 3. Source or Amount of Funds or Other Consideration.

Each of Lee Chong Kuang and Loke Che Chan Gilbert transferred 2,500,000 shares of Common Stock, for an aggregate amount of 5,000,000 shares of Common Stock, to the Reporting Person on January 20, 2016. In consideration therefor, the Reporting Person issued 1 share of its common stock to each of Messrs. Lee and Loke. Mr. Lee is the Chief Executive Officer, director and major shareholder of the Issuer. Mr. Loke is the Chief Financial Officer, director and major shareholder of the Issuer.

This Schedule 13D relates to Reporting Person’s acquisitions since the inception of the Issuer.

Item 4. Purpose of Transaction.

The purpose of the transaction in Item 3 was to change the form of ownership of such shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of the 5,000,000 Shares, or approximately 9.63% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to the 5,000,000 shares beneficially owned by it.

(c) Except as set forth in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

N/A

CUSIP No. 39540F101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Greenpro Talents Ltd

/s/ Lee Chong Kuang
Lee Chong Kuang

Director
Title

February 5, 2016
Date